UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                             FORM 15

 Certification and Notice of Termination of Registration under
    Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of
              the Securities Exchange Act of 1934.

                 Commission File Number 1-10281

Smith Corona Corporation Retirement Savings and Investment Plan
 Histacount Corporation Retirement Savings and Investment Plan
     (Exact Name of registrant as specified in its charter)

                        65 Locust Avenue
                 New Canaan, Connecticut  06840
                         (203) 972-1471
(Address and telephone number of registrant's principal executive offices)

                         Interests in
Smith Corona Corporation Retirement Savings and Investment Plan
                              and
 Histacount Corporation Retirement Savings and Investment Plan
    (Title of each class of securities covered by this Form)

                              None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to files reports:

     Rule 12g-4(a)(1)(i)  [ ]          Rule 12h-3(b)(1)(ii)  [x]*
     Rule 12g-4(a)(1)(ii) [ ]
     Rule 12g-4(a)(2)(i)  [ ]          Rule 12h-3(b)(2)(i)   [ ]
     Rule 12g-4(a)(2)(ii) [ ]          Rule 12h-3(b)(2)(ii)  [ ]
     Rule 12h-3(b)(1)(i)  [ ]          Rule 15d-6

 Approximate number of holders of record as of the certification or notice date:
                               None

Pursuant to the requirements of the Securities Exchange Act of 1934, Smith Corona Corporation Retirement Savings and Investment Plan and Histacount Corporation Retirement Savings and Investment Plan have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

DATE:________________________  BY:__________________________
                                  John A. Piontkowski
                                  Senior Vice President,
                                  Chief Financial Officer
                                  Treasurer & Assistant Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

* Smith Corona Corporation Retirement Savings and Investment Plan and Histacount Corporation Retirement Savings and Investment Plan (collectively, the "Plans") no longer provide for the investment of participant accounts in stock of Smith Corona Corporation. As of October 1995 all participant accounts under the Plans were transferred out of the Smith Corona Corporation stock fund and into investments offered under the Plans. Accordingly, for fiscal years of the Plans commencing after December 31, 1995, the Plans are no longer subject to reporting under Sections 13 or 15(d) of the Securities Exchange Act of 1934.